Ecopetrol S.A. submitted the Report on the Implementation of Best Corporate Practices – “Código País” for FY2023

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC), submitted today the Report on the Implementation of Best Corporate Practices – “Código País” - to the Financial Superintendency of Colombia. The report describes the corporate governance practices adopted and implemented by the company between January 1, 2023 and December 31, 2023. The Código Pais Survey was digitally signed by the Legal Representative.

For more information, please consult the report at the following link:

https://www.ecopetrol.com.co/wps/wcm/connect/c5534518-b801-419e-a263-052c5a4f7a96/reporte-codigo-pais-2023.pdf?MOD=AJPERES

Likewise, you may consult the report on the website of the Financial Superintendence of Colombia through the following link:

Financial Superintendence of Colombia (superfinanciera.gov.co) access route: Generate Report to File/2023/Public Entities/ Ecopetrol S.A.

Bogota D.C., January 30, 2024

-----------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co